UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

AVINO SILVER & GOLD MINES LTD.
(Exact name of the registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of Incorporation or Organization)	Commission File Number 001-35254

Nathan Harte, Chief Financial Officer

Suite 900, 570 Granville Street

 Vancouver, BC V6C 3P1

Canada

604-682-3701

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for reporting period from January to December 31, ____

☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31. 2024

Section 2- Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) is engaged in the production and sale of silver, gold, and copper and the acquisition, exploration, and advancement of mineral properties. The Company operates the Avino Mine which produces copper, silver and gold at the historic Avino property in the state of Durango, Mexico. In addition, the Company also holds 100% interest in Proyectos Mineros La Preciosa S.A. de C.V. (“La Preciosa”), a Mexican corporation which owns the La Preciosa property in Durango, Mexico (the “La Preciosa Property”), located approximately 20 kms southwest of the Avino Property. The Company is currently focusing on extracting and processing resources at the Avino Property and continuing to advance the La Preciosa Property.

The Company is subject to Canada's Extractive Sector Transparency Measures Act ("ESTMA"). The Company is relying on the alternative reporting provision of Item 2.01 and providing its ESTMA report for the year ended December 31, 2024, to satisfy the requirements of Item 2.01.

The Company's ESTMA report is available on it's website at

avino_silver_gold_mines_ltd__e326144_-_estma_report_-_2024_final.pdf

The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

Item 3.01 Exhibits

Exhibit No.	Exhibit Description

2.01	Extractive Sector Transparency Measures Act – Annual Report for Avino Silver & Gold Mines Ltd. for the year ended December 31, 2024.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 2.01)

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the authorized undersigned.

Avino Silver & Gold Mines LTD.

Date: August 28, 2025	By:	/s/ Nathan Harte
Nathan Harte, Chief Financial Officer

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